9th February 2011 The Directors Washington H. Soul Pattinson And Company Limited First Floor 160 Pitt Street Mall Sydney NSW 2000

Dear Sirs

Loan to CBD Energy Limited (ABN 88 010 966 793)

CBD Energy Limited (ABN 88 010 966 793) (the Company) has requested Washington H. Soul Pattinson And Company Limited (ABN 49 000 002 728) (WHSP) to provide a loan of AUD$10 million to the Company. This letter (the Agreement) sets out the terms and conditions on which WHSP is willing to make the loan available to the Company.

(a)	Subject to satisfaction of the conditions in paragraph (b) (Conditions), WHSP agrees to make available to the Company a loan in an aggregate principal amount of AUD$10 million (the Loan).

(b)	WHSP will advance the amount of the Loan requested provided that:

(i)	no Event of Default (as defined in paragraph (n) has occurred and is continuing or in WHSP’s opinion, acting reasonably, no Event of Default is likely to occur on or as a result of that Loan being made; and

(ii)	the Company has obtained the prior written consent of HSBC Bank Australia Limited (which the Company shall use reasonable endeavours to obtain) to grant and has granted WHSP a second ranking fixed and floating charge over all of its shares and assets.

(c)	Interest will accrue daily at the rate of 12% per annum on the outstanding balance of the Loan drawn down by the Company from and including, in respect of each Loan, the date that each relevant Loan was drawn down by the Company to the date that the balance of all Loans is repaid in full (or converted to ordinary shares in the capital of the Company (Ordinary Shares) pursuant to this Agreement) along with all such accrued interest. If the Company repays the Loan prior to the date referred to in paragraph (d) it must also pay all accrued but unpaid interest on the date of the repayment.

(d)	Subject to the next sentence, the Company must repay the amount of all Loans drawn down by it which are outstanding, all compounded interest and all accrued but unpaid interest on those amounts on the date which is 2 months after the date of this Agreement (the Maturity Date). At any time prior to the Maturity Date, WHSP may elect to extend the term of the Loan by giving a notice to the Company. Upon receipt of such notice the term of the Loan shall be extended until the date that is 14 days after the date on which WHSP gives the Company a second notice that declares the maturity of the Loan.

(e)	If the Company does not repay the amount of all Loans drawn down by it by the date specified in paragraph (d) then WHSP may nominate a person to be appointed as a director of the Company and, subject to the Company receiving a signed consent to act as a director of the Company from that nominee, the directors of the Company shall appoint that nominee as a director of the Company. For the avoidance of doubt, the Company must confirm the appointment of the director by resolution at the Company’s next AGM. If the appointment of the director is not confirmed, then the director shall cease to be a director of the Company at the end of the AGM.

(f)	If the Company gives at least 10 days’ prior notice to WHSP, the Company may prepay all or part of the total amount outstanding of the Loans at any time before the Maturity Date (as may be extended in accordance with paragraph (d)).

(g)	Subject to paragraph (h) and this paragraph (g), WHSP may request the conversion of part of the Loans into Ordinary Shares by giving a notice in writing to the Company (Conversion Notice) which specifies the total amount of the outstanding balance of all Loans (including compounded, accrued and unpaid interest) and that portion of the outstanding balance of all Loans which WHSP requests be converted to Ordinary Shares. The number of Ordinary Shares issued to WHSP under the Conversion Notice shall not exceed 40 million Ordinary Shares.

The conversion of any of the Loans into Ordinary Shares may only occur to the extent that conversion is in accordance with the Company’s obligations under ASX Listing Rule 7.1. WHSP may, at any time after the date referred to in paragraph (d), give written notice to the Company requiring it to hold a general meeting of the Company’s ordinary shareholders to obtain approval for the conversion of that part of the Loans requested in the Conversion Notice for the purposes of ASX Listing Rule 7.1 if such an approval is required. The Company must hold the relevant general meeting within 2 months of receiving such a notice or such later date as agreed by WHSP. If the Company’s ordinary shareholders do not approve conversion of that part of the Loans requested in the Conversion Notice for the purposes of ASX Listing Rule 7.1, the Company must, within 30 days’ of a demand by WHSP, repay that portion of the Loans requested in the Conversion Notice which cannot be converted to Ordinary Shares in accordance with ASX Listing Rule 7.1.

(h)	WHSP may only issue a Conversion Notice if the Company has not repaid the amount of all Loans which are outstanding by the date referred to in paragraph (d).

(i)	Subject to paragraph (g), that portion of the outstanding Loan specified in the Conversion Notice will be converted into no more than 40 million Ordinary Shares at a price that is the lesser of:

(a)	$0.12 per Ordinary Share; and
(b)	90% of the volume weighted average closing price of the Ordinary Shares in the 30 day period immediately prior to the Company receiving a Conversion Notice.

(j)	If WHSP issues a Conversion Notice, then:

(i)	Subject to paragraph (g), the Company must convert the Loans specified in the Conversion Notice into Ordinary Shares on the terms of this Agreement on the date that is:

(A)  5 business days from the date of receipt by the Company of the Conversion Notice (in the case that shareholder approval is not required in accordance with paragraph (g)); or

(B)   5 business days from the date that shareholder approval is obtained (in the case that shareholder approval is required in accordance with paragraph (g)),

as the case may be;

(ii)	the Company may not repay the Loans which are the subject of a Conversion Notice in any other way; and

(iii)	the obligation of the Company to pay that portion of the Loans specified in the Conversion Notice is set off in full against the conversion of that portion of those Loans into Ordinary Shares under this Agreement.

(k)	If the number of Ordinary Shares determined in accordance with paragraph (i) results in the issue of a fraction of an Ordinary Share, then the number of Ordinary Shares to be issued will be rounded up to the nearest whole number. Each Ordinary Share issued upon conversion must be allotted within 2 business days from the date the obligation to issue the Ordinary Shares falls due and such shares shall rank equally with the existing Ordinary Shares. Promptly after any allotment of Ordinary Shares the Company must issue a share certificate to WHSP representing that allotment.

(l)	The Company undertakes to use best endeavours to implement reasonable financial systems, including a central treasury, which shall have the capability to produce reports in relation to the cash position and financial performance of the Company.

(m)	In consideration of $1 paid by WHSP to the Company (receipt of which is acknowledged) the Company grants to WHSP 5 million options and each option shall entitle WHSP to purchase 1 fully paid Ordinary Share for $0.20 (the Options). WHSP may exercise some or all of the Options (in minimum increments of 250,000 Options) by giving a notice to the Company at any time until the date that is 3 years after the date of this Agreement (the Exercise Date). On the Exercise Date, WHSP shall pay to the Company, in cash or by way of a bank cheque, an amount equal to the number of Options exercised multiplied by $0.20. As soon as reasonably practicable thereafter, the Company shall issue share certificates to WHSP in relation to the Ordinary Shares issued pursuant to the exercise of the Options.

(n)	On the occurrence of an event set out in sub-paragraphs (i) to (xii) (each an Event of Default), WHSP may serve a notice on the Company and the aggregate amount of all Loans drawn down by the Company which are outstanding and all interest on that amount which is unpaid will become immediately due and payable:

(i)	the Company fails to pay within 14 days of falling due any amount payable under this Agreement;

(ii)	the Company has misrepresented any material fact relating to its financial condition to WHSP and fails to address the circumstances pertaining to the misrepresentation to the satisfaction of WHSP within 14 business days of becoming aware of the misrepresentation;

(iii)	any debt or other monetary obligation of the Company in respect of any financial accommodation, under a derivative, under a finance or capital lease or any similar instrument is not satisfied when due or within any applicable grace period or becomes payable or capable of being declared payable before it would otherwise have been payable;

(iv)	there is a change in control of the Company (as control is defined in section 50AA of the Corporations Act 2001) or in control of the board of the Company (as defined in section 47 of the Corporations Act 2001 (Cth) (the Act));

(v)	an application is made to a court for an order that the Company be wound up or that a provisional liquidator be appointed (unless the application is withdrawn, struck out or dismissed within 14 days of it being made);

(vi)	a liquidator is appointed to the Company;

(vii)	a resolution is passed or a decision taken to appoint either an administrator of the Company or a controller (as defined under the Act) of any of its assets;

(viii)	except to reconstruct or amalgamate while solvent on terms approved by WHSP, the Company enters into, or resolves to enter into, an arrangement or composition with, or assignment for the benefit of, all or any of its creditors, or it, or anyone on its behalf, proposes a reorganisation, moratorium, deed of company arrangement or other administration involving any of them or the winding up or dissolution of the Company;

(ix)	the Company is, states that it is, or is presumed under any applicable law to be, insolvent;

(x)	the Company becomes an insolvent under administration as defined in Part 5 of the Act or action is taken which could result in that event; or

(xi)	as a result of the operation of section 459F(1) of the Act, the Company is taken to have failed to comply with a statutory demand.

(o)	By accepting the terms and conditions outlined in this Agreement, the Company represents and warrants to WHSP on the date of this Agreement that:

(i)	it is duly incorporated in Australia and registered in Queensland;

(ii)	it has full power and authority to enter into and perform this Agreement;

(iii)	the entry into and performance of this Agreement does not breach any obligation (including any statutory, contractual or fiduciary obligation) of the Company, any law or the constitution of the Company; and

(iv)	it is able to pay its debts as and when they fall due, is not insolvent or presumed to be insolvent under any law and is not insolvent under administration as defined in section 9 of the Act and has not taken any action which could result in that event.

(p)	The Company must pay all stamp and other duties and taxes and all registration and other like fees which may be payable in respect of this Agreement.

(q)	The Company may not assign any of its rights in relation to this Agreement without WHSP’s prior written consent. WHSP may assign its rights as it thinks fit, but only if such assignment causes no business or financial damage to the Company.

(r)	This Agreement may only be amended by written instrument signed by an authorised officer of WHSP and the Company.

(s)	No failure or delay by a party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof. Rights, powers and remedies available under this Agreement are cumulative and do not exclude those provided by law.

(t)	This Agreement is governed by the laws of New South Wales and both the Company and WHSP irrevocably submit to the non-exclusive jurisdiction of the courts of New South Wales.

(u)	This Agreement may consist of a number of counterparts and, if so, the counterparts taken together constitute one document.

(v)	Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction is ineffective as to that jurisdiction to the extent of the prohibition or unenforceability. That does not invalidate the remaining provisions of this Agreement nor affect the validity or enforceability of that provision in any other jurisdiction.

(w)	This Agreement contains the entire agreement between the parties as at the date of this Agreement with respect to its subject matter and supersedes all prior agreements and understandings between the parties in connection with it.

(x)	Each party agrees to do all things and execute all deeds, instruments, transfers or other documents as may be necessary or desirable to give full effect to the provisions of this Agreement and the transactions contemplated by it.

(y)	Any notice under or in connection with this Agreement must be dated, in writing and addressed as follows:

Washington H. Soul Pattinson And Company Limited

Address: Fax No: Attention:	First Floor 160 Pitt Street Mall Sydney NSW 2000 +61 2 92351747 Ian Bloodworth

CBD Energy Limited
Address:	Level 2, 53 Cross Street, Double Bay, NSW 2028
Fax No:	+61 2 9251 2948
Attention:	The Company Secretary

(or as otherwise notified by that party to the other parties from time to time).

Please confirm the Company’s acceptance of the above terms and conditions by signing and returning the enclosed copy of this Agreement.

Yours faithfully

/s/ CBD ENERGY LIMITED
Director	Director/company secretary

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Agreed by Washington H. Soul Pattinson and Company Limited

/s/ Washington H. Soul Pattinson and Company Limited
Director	Director/company secretary

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